SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
 (Amendment No. 2)

Under the Securities Exchange Act of 1934

FieldPoint Petroleum Corporation

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

316570100

(CUSIP Number)

2352007 Ontario Inc
Natale Rea (2013) Trust
c/o Derrick Divetta
9200 Weston Rd.
Piazza Villagio
P.O. Box 92030
Vaughan, Ontario
L4H 3J3
Canada
(905) 833-2265
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)

Willkie Farr & Gallagher LLP Michael De Voe Piazza, Esq. 600 Travis Street, Suite 2310 Houston, Texas 77002 (713) 510-1776	Willkie Farr & Gallagher LLP Adam Turteltaub, Esq. 787 Seventh Avenue New York, NY 1001 (212) 728-8129

October 9, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984332106	Page 2 of 6 Pages
1	NAME OF REPORTING PERSON 2352007 Ontario Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 653,392 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 653,392 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 653,392 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 984332106	Page 3 of 6 Pages
1	NAME OF REPORTING PERSON Natale Rea (2013) Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 653,392 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 653,392 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 653,392 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.                                        Security and the Issuer

This Amendment No. 2 (“Amendment No. 2”) amends the statement on Schedule 13D previously filed on August 21, 2015 (the “Original Schedule 13D”) and Amendment No. 1 filed on September 24, 2015 (“Amendment No. 1” and, together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”). The Schedule 13D relates to the shares of Common Stock of FieldPoint Petroleum Corporation (the “Issuer”).  Unless the context otherwise requires, references herein to the “Common Stock” are to such Common Stock of the Issuer. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 3.                          Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by adding the following thereto:

The aggregate amount of funds used by 2352007 to purchase the additional 108,201 shares of Common Stock reported herein by the Reporting Persons was $130,486.68. All purchases of these shares of Common Stock were made in open market transactions. The source of funds used in connection with the purchase of these shares of Common Stock were advances to 2352007 from its affiliate, Holdings.

Item 5.                                        Interest in Securities of the Issuer.

Items 5(a), and 5(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)            As of the date of this Schedule 13D, the Reporting Persons beneficially own 653,392 shares of Common Stock, all of which are directly held by 2352007 (the “Shares”).  The Shares represent approximately 7.4% of the Common Stock outstanding.  Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 8,870,101 shares of Common Stock outstanding as of September 3, 2015, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed by the Issuer with the Securities and Exchange Commission on September 14, 2015.

(c)            Set forth on Schedule I hereto are all transactions in the Common Stock effected during the past sixty days by the Reporting Persons. All Shares transferred to 2352007 by Holdings were initially acquired by Holdings more than 60 days prior to the date hereof.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2015	2352007 Ontario Inc.

	By:	/s/ Natale Rea
Name: Natale Rea
Title: President

Dated: October 13, 2015	Natale Rea (2013) Family Trust

	By:	/s/ Natale Rea
Name: Natale Rea
Title: President

SCHEDULE I
This Schedule sets forth information with respect to each purchase of Shares which was effectuated by a Reporting Person during the past sixty days.  All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased	Price Per Share ($)
August 12, 2015	100	$0.99
August 17, 2015	3,000	$1.03898
August 17, 2015	2,176	$1.03919
August 17, 2015	2,000	$1.049
August 18, 2015	4,700	$1.01991
August 18, 2015	1,446	$1.03
August 19, 2015	1,700	$1.02958
August 19, 2015	4,000	$1.0299
August 20, 2015	1,000	$1.04967
August 20, 2015	3,000	$1.05
August 20, 2015	11,000	$1.04993
August 21, 2015	30,000	$0.9918
August 21, 2015	4,000	$0.9896
August 21, 2015	12,000	$1.00581
September 10, 2015	21,500	$0.83649
September 10, 2015	219	$0.82
September 11, 2015	2,000	$0.8443
September 14, 2015	36,193	$0.82738
September 14, 2015	5,000	$0.8298
September 14, 2015	5,000	$0.8298
September 15, 2015	400	$0.8468
September 16, 2015	6,000	$0.95
September 18, 2015	200	$0.9801
September 21, 2015	2,674	$0.9995
September 22, 2015	2,000	$1.0493
September 22, 2015	2,087	$1.05
September 24, 2015	2,500	$1.1089
September 24, 2015	4,000	$1.109
September 24, 2015	3,500	$1.1093
September 29, 2015	27,595	$0.93557
September 29, 2015	28,771	$1.07977
October 1, 2015	3,000	$1.088666667
October 5, 2015	4,400	$1.092206818
October 8, 2015	17,586	$1.352304106
October 9, 2015	26,849	$1.39065